Dean Witter Spectrum Series
Monthly Report
March 1997

Dear Limited Partner:

The Net Asset Value per unit for the Dean Witter Spectrum Funds as of March 31, 1997 was as follows:

Funds                    N.A.V.           % change for month
Spectrum Balanced        $12.09                   -2.49%
Spectrum Strategic       $12.46                   +6.75%
Spectrum Technical       $14.01                   -1.79%

In Spectrum Balanced, a balanced portfolio of stocks, bonds and managed futures utilizing the futures, options and forwards markets, losses were recorded during March in the stock portion from long S&P 500 Index futures positions as domestic stock prices moved lower during the month. Additional losses were recorded in the managed futures portion of the portfolio from short positions in most European currencies as their values strengthened relative to the U.S. dollar, after trending lower previously. A portion of these losses was offset by currency gains from short positions in the Singapore dollar as its value moved sharply lower versus the U.S. dollar. Additional losses in the managed futures component were recorded from long soybean oil futures positions, as prices moved lower, and from short crude oil futures positions, as prices reversed higher early in the month. Gains in the managed futures portion of the Fund from short positions in U.S. interest rate futures, offset losses recorded from long positions in the bond portion of the Fund, as domestic bond prices moved sharply lower.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies in a diverse portfolio of futures, options and forwards markets, the Fund posted significant gains for the month due primarily to short positions in U.S. interest rate futures as prices declines sharply late in the month. Additional gains were recorded from short positions in Italian bond futures. In global stock index futures, gains were recorded from short positions in S&P 500 Index futures as prices moved lower during the month. Additional gains were recorded from long positions in soybean futures, as well as in cocoa futures, as prices in these markets moved higher. Smaller gains were recorded from long positions in energy futures as positions reversed higher early in the month. A portion of the Fund's gains for the month was offset by losses recorded in metals from long silver and aluminum futures positions as prices finished the month lower. In currency trading, losses were recorded from long Canadian dollar positions as its value moved lower relative to the U.S. dollar, and from short Swiss franc positions as its value increased versus the U.S. dollar. A portion of these losses was offset by currency gains recorded from short Japanese yen positions, as the value of the yen continued to trend lower versus the U.S. dollar.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems across a diverse portfolio of futures, options and forwards markets, losses were recorded during March due primarily to short positions in the Swiss franc and German mark as the value of these currencies increased versus the U.S. dollar, after trending lower previously. Additional losses were recorded from transactions involving the British pound and Australian dollar. A portion of these losses was offset by gains recorded from short Japanese yen positions as the value of the yen continued to trend lower versus the U.S. dollar. Losses were also recorded from short positions in the energy markets as oil and gas prices reversed higher early in the month, thus giving back a portion of February's profits. In financial futures, gains recorded from short positions in U.S. interest rate futures, as prices declined sharply late in the month, were offset by losses recorded from choppy price movement in most European interest rate futures. A portion of the Fund's overall losses for the month was offset by gains recorded from long positions in agricultural futures as prices continued to trend higher during March.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York, NY 10048, or your Dean Witter Account Executive.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete.
Past performance is not a guarantee of future results.

Sincerely,

Mark J. Hawley
President
Demeter Management Corporation
General Partner


Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                            Year                              Return
Spectrum Balanced
                                 1994(2 months)                     -1.7%
                                 1995                               22.8%
                                 1996                               -3.7%
                                 1997(3 months)                      4.0%

                         Inception-to-Date Return:                  20.9%
                         Annualized Return:                          8.2%
________________________________________________________________________________________________________

Spectrum Strategic
                                 1994(2 months)                      0.1%
                                 1995                               10.5%
                                 1996                               -3.5%
                                 1997(3 months)                             16.8%

                         Inception-to-Date Return:                  24.6%
                         Annualized Return:                          9.6%
________________________________________________________________________________________________________

Spectrum Technical
                                 1994(2 months)                     -2.2%
                                 1995                               17.6%
                                 1996                               18.4%
                                 1997(3 months)                              2.9%

                         Inception-to-Date Return:                  40.1%
                         Annualized Return:                         15.0%





Statements of Operations
For the Month Ended March 31, 1997
(Unaudited)
                                                  Dean Witter Spectrum Balanced

                                                                   Percent of
                                                                   March 1, 1997
                                                                   Beginning
                                                   Amount          Net Asset Value
                                                     $                             %
REVENUES
Trading Profit (Loss):
  Realized                                           911,443                        4.58
  Net change in unrealized                        (1,382,094)                      (6.95)

  Total Trading Results                             (470,651)                      (2.37)
Interest Income (DWR)                                 87,194                         .44

  Total Revenues                                    (383,457)                      (1.93)

EXPENSES
Brokerage commissions (DWR)                           91,172                         .46
Management fees                                       20,721                         .10
Incentive fees                                             -                           -

  Total Expenses                                     111,893                         .56

NET INCOME (LOSS)                                   (495,350)                      (2.49)



Statements of Changes in Net Asset Value
For the Month Ended March 31, 1997
(Unaudited)
                            Dean Witter Spectrum Balanced
                          Units          Amount    Per Unit
                           $                $          $

Net Asset Value,
 March 1, 1997         1,603,743.755    19,891,974    12.40
Net Income                         -      (495,350)    (.31)
Redemptions              (14,176.035)     (171,388)   12.09
Subscriptions             42,238.409       510,662    12.09

Net Asset Value,
  February 28, 1997    1,631,806.129    19,735,898    12.09





The accompanying notes are an integral part of these financial statements.





      Dean Witter Spectrum Strategic           Dean Witter Spectrum Technical
                                 Percent of                                        Percent of
                                 March 1, 1997                                     March 1, 1997
                                 Beginning                                         Beginning
        Amount                   Net Asset Value  Amount                           Net Asset Value
        $                        %                           $                     %

           829,927                1.65                    3,125,561                 2.41
         3,141,831                6.26                   (4,557,427)               (3.51)

         3,971,758                7.91                   (1,431,866)               (1.10)
           177,416                 .35                      431,837                  .33

         4,149,174                8.26                   (1,000,029)                (.77)


           345,217                 .69                      892,671                  .69
           167,377                 .33                      432,810                  .33
           243,625                 .49                            0                  .00

           756,219                1.51                    1,325,481                 1.02

         3,392,955                6.75                   (2,325,510)               (1.79)







   Dean Witter Spectrum Strategic      Dean Witter Spectrum Technical
  Units       Amount      Per Unit   Units         Amount      Per Unit
                $             $                      $            $
4,302,579.108  50,213,183  11.67  9,100,716.574  129,843,013    14.27
            -   3,392,955    .79             -    (2,325,510)    (.26)
  (24,103.408)   (300,328) 12.46    (33,437.805)    (468,464)   14.01
  229,072.449   2,854,243  12.46    751,761.938   10,532,184    14.01

4,507,548.149  56,160,053  12.46  9,819,040.707  137,581,223    14.01



Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Balanced L.P. ("Spectrum Balanced"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The commodity broker is Dean Witter Reynolds Inc. ("DWR"). Both DWR and Demeter are wholly-owned subsidiaries of Dean Witter, Discover & Co. ("DWD").

Demeter is required to maintain a 1% minimum interest in the equity of the Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays the Partnership interest income based upon 80% of its average daily Net Assets in the case of Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Balanced are accrued at a flat rate monthly fee of 11/24 of 1% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Technical are accrued at a flat rate monthly fee of 33/48 of 1% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)


Such fee will cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemption of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month.
No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a limited partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units may be redeemed as of the end of any month upon five business days advance notice by redemption form to Demeter. However, any Units redeemed at or prior to the end of the twelfth, eighteenth, or twenty fourth full months following the closing at which such person first becomes a limited partner, may be assessed a redemption charge equal to 3%, 2% or 1% respectively, of the Net Asset Value per Unit on the date of such redemption. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements -
(Continued)




Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 regardless of its financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited
Partnership Agreement.

2.  Related Party Transactions

Each Partnership's pays brokerage commissions to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  A. Gary Shilling & Co., Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Co. Inc. ("JWH")


Compensation to the trading managers by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Strategic and Spectrum Technical.

Dean Witter Spectrum Series L.P.
Notes to Financial Statements
(Concluded)



Incentive Fee - Each Partnership will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in the Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. When trading losses are incurred, no incentive fee will be paid in subsequent months until all such losses are recovered.

Legal Matters - On September 6, 10, and 20, 1996, similar purported class actions were filed in the Superior Court of the State of California, County of Los Angeles, on behalf of all purchasers of interests in limited partnership commodity pools sold by DWR. Named defendants include DWR, Demeter, Dean Witter Futures and Currency Management Inc., DWD (all such parties referred to hereafter as the "Dean Witter Parties"), certain limited partnership commodity pools of which Demeter is the general partner, and certain trading advisors (including JWH) to those pools. Also, on September 18 and 20, 1996 similar purported class actions were filed in the Supreme Court of the State of New York, New York County, against the Dean Witter Parties and certain trading advisors (including JWH) on behalf of all purchasers of interest in various limited partnership commodity pools sold by DWR. Generally, these complaints allege, among other things, that the defendants committed fraud, deceit, misrepresentation, breach of fiduciary duty, fraudulent and unfair business practices, unjust enrichment, and conversion in connection with the sale and operation of the various limited partnership commodity pools. The complaints seek unspecified amounts of compensatory and punitive damages and other relief. It is possible that additional similar actions may be filed and that, in the course of these actions, other parties could be added as defendants. The Dean Witter Parties believe that they have strong defenses to, and they will vigorously contest, the actions. Although the ultimate outcome of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Dean Witter Parties that the resolution of the actions will not have a material adverse effect on the financial condition or the results of operations of any of the Dean Witter Parties.